# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tron Inc., CIK 0001956744
CUSIP: 85237B101
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 941 W. MORSE BLVD., 941 W. MORSE BLVD., WINTER PARK, Florida (FL), 32789
Date of event which requires filing of this statement: 07/17/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001738071-25-000005
Filed by CIK 0001738071

## Reporting persons
- Yong Rong (HK) Asset Management Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; sole voting power 2,170,000; sole dispositive power 2,170,000; aggregate amount beneficially owned 2,170,000 (0.9% of the class)

## Item 1. Issuer
Name of issuer: Tron Inc.
Address of issuer's principal executive offices: 941 W. MORSE BLVD., 941 W. MORSE BLVD., WINTER PARK, FLORIDA, 32789.

## Item 2. Person Filing
Name of person filing: Yong Rong (HK) Asset Management Limited
Address of principal business office or, if none, residence: Unit 1702, 17/F, Infinitus Plaza, 199 Des Voeux Road Central, Sheung Wan
Citizenship: a Hong Kong private company limited by shares

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,170,000 shares of common stocks
Percent of class: 0.86%
Sole power to vote or to direct the vote: 2,170,000 shares of common stocks
Shared power to vote or to direct the vote: n/a
Sole power to dispose or to direct the disposition: 2,170,000 shares of common stocks
Shared power to dispose or to direct the disposition: n/a

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Yong Rong (HK) Asset Management Ltd: Huang Yong, Director (09/09/2025)